FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Semi-Annual Consolidated Financial Statements

for the six-month period ended September 30, 2007

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 4, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

Semi-Annual Consolidated Financial Statements

for the six-month period ended September 30, 2007

English translation of semi-annual consolidated financial statements for the six-month period ended September 30, 2007, which were prepared in accordance with U.S. GAAP and filed as part of the Semi-Annual Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 3, 2007.

Consolidated Balance Sheets (Unaudited)

Mitsui & Co., Ltd. and subsidiaries

September 30, 2006 and 2007 and March 31, 2007

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents (Notes 2 and 4)	¥706,464	¥797,855	¥800,032
Time deposits	8,343	6,816	6,591
Marketable securities (Notes 2 and 4)	167,945	13,032	11,670
Trade receivables (Note 7):
Notes and loans, less unearned interest	487,647	468,304	475,271
Accounts	2,112,643	2,228,873	2,199,614
Associated companies	170,967	246,008	240,950
Allowance for doubtful receivables (Note 2)	(27,233)	(25,598)	(29,824)
Inventories (Notes 2 and 7)	752,497	735,520	696,470
Advance payments to suppliers	96,296	113,009	96,702
Deferred tax assets—current (Note 2)	26,196	29,251	21,354
Derivative assets (Note 2)	337,749	241,572	254,319
Other current assets	310,272	256,717	300,627

Total current assets	5,149,786	5,111,359	5,073,776

Investments and Non-current Receivables (Notes 2 and 7):
Investments in and advances to associated companies (Notes 4, 5 and 9)	1,471,592	1,396,363	1,587,571
Other investments (Note 4)	964,794	1,518,612	1,238,853
Non-current receivables, less unearned interest	529,142	484,206	462,935
Allowance for doubtful receivables (Note 2)	(95,179)	(60,794)	(69,775)
Property leased to others—at cost, less accumulated depreciation (Notes 6 and 13)	236,784	250,488	259,240

Total investments and non-current receivables	3,107,133	3,588,875	3,478,824

Property and Equipment—at Cost (Notes 2 and 7):
Land, land improvements and timberlands	197,256	189,230	191,537
Buildings, including leasehold improvements	354,725	398,258	379,814
Equipment and fixtures	466,658	830,212	790,510
Mineral rights	165,543	148,036	151,752
Vessels	22,339	31,646	33,666
Projects in progress	126,162	167,087	130,529

Total	1,332,683	1,764,469	1,677,808
Accumulated depreciation	(459,162)	(729,338)	(689,508)

Net property and equipment	873,521	1,035,131	988,300

Intangible Assets, less Accumulated Amortization (Note 2)	82,011	129,094	104,445

Deferred Tax Assets—Non-current (Note 2)	46,492	29,200	34,972

Other Assets	118,661	137,176	132,995

Total	¥9,377,604	¥10,030,835	¥9,813,312

See notes to consolidated financial statements.

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Short-term debt (Note 7)	¥772,800	¥513,693	¥658,747
Current maturities of long-term debt (Note 7)	359,413	290,806	371,865
Trade payables:
Notes and acceptances	118,715	93,783	98,199
Accounts	2,046,939	1,987,220	1,966,800
Associated companies	100,313	60,805	64,730
Accrued expenses:
Income taxes (Note 2)	44,704	149,203	85,692
Interest	22,015	27,196	25,324
Other	75,238	74,023	84,625
Advances from customers	118,105	137,803	113,586
Derivative liabilities (Note 2)	259,030	181,381	198,735
Other current liabilities (Notes 2, 11 and 12)	168,455	105,283	141,899

Total current liabilities	4,085,727	3,621,196	3,810,202

Long-term Debt, less Current Maturities (Note 7)	2,699,250	2,945,476	2,887,528

Accrued Pension Costs and Liability for Severance Indemnities (Note 2)	37,822	32,045	33,209

Deferred Tax Liabilities—Non-current (Note 2)	334,321	472,876	450,181

Other Long-Term Liabilities (Notes 2 and 12)	254,306	337,720	283,226

Commitments and Contingent Liabilities (Notes 7 and 12)
Minority Interests	136,720	239,392	238,687

Shareholders’ Equity
Common stock—no par value
Authorized, 2,500,000,000 shares;
Shares issued: 2006.9—1,725,089,234 shares; 2007.9—1,817,617,100 shares; 2007.3—1,787,538,428 shares	295,797	336,417	323,213
Capital surplus	390,545	431,094	417,900
Retained earnings:
Appropriated for legal reserve	38,860	41,071	39,670
Unappropriated (Notes 5 and 17)	955,286	1,287,299	1,072,234
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 4)	205,376	261,334	258,922
Foreign currency translation adjustments	(56,536)	11,510	(9,409)
Minimum pension liability adjustment	(5,407)	—	—
Defined benefit pension plans	—	2,994	2,287
Net unrealized gains and losses on derivatives (Note 14)	8,090	14,903	8,930

Total accumulated other comprehensive loss	151,523	290,741	260,730

Treasury stock, at cost: shares in treasury: 2006.9—2,435,983 shares; 2007.9—3,311,019 shares; 2007.3—2,911,367 shares	(2,553)	(4,492)	(3,468)

Total shareholders’ equity	1,829,458	2,382,130	2,110,279

Total	¥9,377,604	¥10,030,835	¥9,813,312

See notes to consolidated financial statements.

Statements of Consolidated Income (Unaudited)

Mitsui & Co., Ltd. and subsidiaries

For the Six-Month Periods Ended September 30, 2006, 2007 and for the Year Ended March 31, 2007

		Millions of Yen
		Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2007	Year Ended March 31, 2007
Revenues (Notes 2, 5 and 9):
Sales of products (Note 14)		¥1,958,839	¥2,377,588	¥4,107,503
Sales of services		270,236	277,095	556,733
Other sales		69,628	84,121	149,309

Total revenues		2,298,703	2,738,804	4,813,545
Total Trading Transactions (Notes 2 and 9)
Six-month period ended September 30, 2006	¥7,597,799 million
Six-month period ended September 30, 2007	¥8,205,220 million
Year ended March 31, 2007	¥15,292,634 million
Cost of Revenues (Notes 2 and 5)
Cost of products sold (Note 14)		1,784,872	2,136,432	3,710,666
Cost of services sold		67,658	75,523	158,621
Cost of other sales		38,268	47,532	74,721

Total cost of revenues		1,890,798	2,259,487	3,944,008

Gross Profit		407,905	479,317	869,537

Other Expenses (Income):
Selling, general and administrative (Notes 2, 6 and 10)		282,697	296,747	576,588
Provision for doubtful receivables (Note 2)		1,637	2,336	13,108
Interest income (Notes 2 and 14)		(22,440)	(32,314)	(50,322)
Interest expense (Notes 2 and 14)		40,557	56,027	92,391
Dividend income		(27,773)	(28,419)	(49,188)
Gain on sales of securities—net (Notes 2 and 4)		(26,541)	(51,032)	(58,800)
Loss on write-down of securities (Notes 2 and 4)		3,207	12,663	11,687
Gain on disposal or sales of property and equipment—net		(1,242)	(6,672)	(5,627)
Impairment loss of long-lived assets (Notes 2 and 10)		9,926	2,232	19,626
Impairment loss of goodwill (Note 10)		16,528	—	16,528
Compensation and other charges related to DPF incident (Note 11)		(3,864)	—	(3,864)
Other (income) expense—net (Note 12)		5,106	(1,593)	6,463

Total other expenses		277,798	249,975	568,590

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings		130,107	229,342	300,947

Income Taxes (Note 2):
Current (Note 12)		64,300	99,909	130,874
Deferred		(9,014)	(10,414)	8,046

Total		55,286	89,495	138,920

Income from Continuing Operations before Minority Interests and Equity in Earnings		74,821	139,847	162,027
Minority Interests in Earnings of Subsidiaries		(1,798)	(20,678)	(17,875)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2 and 5)		74,512	72,290	153,105

Income from Continuing Operations		147,535	191,459	297,257
Income from Discontinued Operations—Net (After Income Tax Effect) (Note 2)		6,920	60,462	4,245

Net Income		¥154,455	¥251,921	¥301,502

		Yen
Net Income per Share (Notes 2 and 8):
Basic:
Continuing operations		¥85.64	¥106.60	¥171.80
Discontinued operations		4.01	33.66	2.46

Total		¥89.65	¥140.26	¥174.26

Diluted:
Continuing operations		¥80.90	¥105.01	¥163.00
Discontinued operations		3.79	33.14	2.32

Total		¥84.69	¥138.15	¥165.32

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity (Unaudited)

Mitsui & Co., Ltd. and subsidiaries

For the Six-Month Periods Ended September 30, 2006, 2007 and for the Year Ended March 31, 2007

	Millions of Yen
	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2007	Year Ended March 31, 2007
Common Stock :
Balance at beginning of period (year)
Shares issued: 2006.9—1,725,018,515 shares; 2007.9—1,787,538,428 shares; 2007.3—1,725,018,515 shares	¥295,766	¥323,213	¥295,766
Common stock issued upon conversion of bonds
Shares issued: 2006.9— 70,719 shares; 2007.9—30,078,672 shares; 2007.3—62,519,913 shares	31	13,204	27,447

Balance at end of period (year)
Shares issued: 2006.9—1,725,089,234 shares; 2007.9—1,817,617,100 shares; 2007.3—1,787,538,428 shares	¥295,797	¥336,417	¥323,213

Capital Surplus :
Balance at beginning of period (year)	¥390,488	¥417,900	¥390,488
Conversion of bonds	31	13,162	27,359
Gain on sales of treasury stock	26	32	53

Balance at end of period (year)	¥390,545	¥431,094	¥417,900

Retained Earnings :
Appropriated for Legal Reserve :
Balance at beginning of period (year)	¥38,508	¥39,670	¥38,508
Transfer from unappropriated retained earnings	352	1,401	1,162
Balance at end of period (year)	¥38,860	¥41,071	¥39,670
Unappropriated (Notes 5 and 17):
Balance at beginning of period (year)	¥825,306	¥1,072,234	¥825,306
Cumulative effect of a change in accounting principle — adoption of FIN No. 48 (Note 2)	—	(5,113)	—
Net income	154,455	251,921	301,502
Cash dividends paid (Dividend paid per share: 2006.9 ¥14.0; 2007.9 ¥17.0; 2007.3 ¥31.0)	(24,123)	(30,342)	(53,412)
Transfer to retained earnings appropriated for legal reserve	(352)	(1,401)	(1,162)

Balance at end of period (year)	¥955,286	¥1,287,299	¥1,072,234

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Note 2):
Balance at beginning of period (year)	¥129,842	¥260,730	¥129,842
Unrealized holding gains and losses on available-for-sale securities (Note 4)	(10,723)	2,412	42,823
Foreign currency translation adjustments	26,743	20,919	73,870
Minimum pension liability adjustment	10	—	1,058
Defined benefit pension plans :
Net prior service cost	—	(18)	—
Net actuarial gain	—	725	—
Adjustment to initially apply SFAS No. 158	—	—	6,646
Net unrealized gains and losses on derivatives (Note 14)	5,651	5,973	6,491

Balance at end of period (year)	¥151,523	¥290,741	¥260,730

Treasury Stock, at Cost :
Balance at beginning of period (year)
Shares in treasury: 2006.9—2,064,447 shares; 2007.9—2,911,367 shares; 2007.3—2,064,447 shares	¥(2,003)	¥(3,468)	¥(2,003)
Purchase of treasury stock
Shares purchased: 2006.9—504,090 shares; 2007.9—427,302 shares; 2007.3—1,045,979 shares	(647)	(1,060)	(1,633)
Sales of treasury stock
Shares sold: 2006.9—132,554 shares; 2007.9—27,650 shares; 2007.3—199,059 shares	97	36	168

Balance at end of period (year)
Shares in treasury: 2006.9—2,435,983 shares; 2007.9—3,311,019 shares; 2007.3—2,911,367 shares	¥(2,553)	¥(4,492)	¥(3,468)

Note: Appropriations of retained earnings are reflected in the financial statements upon shareholders’ approval.

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)) (Note 2):
Net income	¥154,455	¥251,921	¥301,502

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 4)	(10,723)	2,412	42,823
Foreign currency translation adjustments	26,743	20,919	73,870
Minimum pension liability adjustment	10	—	1,058
Defined benefit pension plans :
Net prior service cost	—	(18)	—
Net actuarial gain	—	725	—
Net unrealized gains and losses on derivatives (Note 14)	5,651	5,973	6,491

Changes in equity from nonowner sources	¥176,136	¥281,932	¥425,744

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows (Unaudited)

Mitsui & Co., Ltd. and subsidiaries

Six-Month Periods Ended September 30, 2006, 2007 and Year Ended March 31, 2007

	Millions of Yen
	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2007	Year Ended March 31, 2007
Operating Activities (Note 16):
Net income	¥154,455	¥251,921	¥301,502
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (after income tax effect)	(6,920)	(60,462)	(4,245)
Depreciation and amortization	37,446	66,891	88,200
Pension and severance costs, less payments	(751)	(2,971)	(8,091)
Provision for doubtful receivables	1,637	2,336	13,108
Gain on sales of securities—net	(26,541)	(51,032)	(58,800)
Loss on write-down of securities	3,207	12,663	11,687
Gain on disposal or sale of property and equipment—net	(1,242)	(6,672)	(5,627)
Impairment loss of long-lived assets	9,926	2,232	19,626
Impairment loss of goodwill	16,528	—	16,528
Deferred income taxes	(9,014)	(10,414)	8,046
Minority interests in earnings of subsidiaries	1,798	20,678	17,875
Equity in earnings of associated companies, less dividends received	(20,256)	(28,922)	(43,033)
Changes in operating assets and liabilities:
Increase in trade receivables	(188,458)	(92,917)	(315,368)
Increase in inventories	(50,941)	(19,861)	9,328
Increase in trade payables	134,370	19,897	128,608
Advance payments to suppliers	(19,747)	(35,857)	(38,578)
Advances from customers	28,021	45,114	41,004
Accrued expenses	(5,840)	(4,580)	29,265
Other—net	(23,672)	16,943	13,402
Net cash used in operating activities of discontinued operations	1,954	234	14,838

Net cash provided by operating activities	35,960	125,221	239,275

Investing Activities (Note 16):
Net (increase) decrease in time deposits	28,491	(302)	29,367
Investments in and advances to associated companies	(92,727)	(146,623)	(222,438)
Sales of investments in and collection of advances to associated companies	24,414	271,547	34,314
Acquisitions of available-for-sale securities	(84,054)	(55,511)	(135,117)
Proceeds from sales of available-for-sale securities	10,302	19,125	60,651
Proceeds from maturities of available-for-sale securities	43,842	2,501	106,687
Proceeds from maturities of held-to-maturity debt securities	21	4,968	1,509
Acquisitions of other investments	(35,799)	(41,025)	(101,696)
Proceeds from sales of other investments	20,329	28,371	53,329
Increase in long-term loan receivables	(38,536)	(43,209)	(75,230)
Collection of long-term loan receivables	50,134	44,234	111,251
Additions to property leased to others and property and equipment	(171,559)	(156,504)	(327,356)
Proceeds from sales of property leased to others and property and equipment	32,243	89,670	52,741
Acquisitions of subsidiaries, net of cash acquired	(24,245)	(52,216)	(11,474)
Proceeds from sales of subsidiaries, net of cash held by subsidiaries	5,132	92,802	5,434

Net cash used in investing activities	(232,012)	57,828	(418,028)

Financing Activities (Note 16):
Net (decrease) increase in short-term debt	210,089	(151,942)	70,820
Proceeds from long-term debt	209,442	315,208	673,730
Repayments of long-term debt	(209,392)	(318,772)	(434,600)
Capital contribution from minority interests	17,095	—	17,095
Purchases of treasury stock—net	(440)	(991)	(1,344)
Payments of cash dividends	(24,123)	(30,342)	(53,412)

Net cash provided by financing activities	202,671	(186,839)	272,289

Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,780	1,613	9,431

Net (Decrease) Increase in Cash and Cash Equivalents	9,399	(2,177)	102,967
Cash and Cash Equivalents at Beginning of Year	697,065	800,032	697,065

Cash and Cash Equivalents at End of Period	¥706,464	¥797,855	¥800,032

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (collectively, the “companies”), as sogo shosha or general trading companies, are engaged in business activities, such as trading in various commodities, financing for customers and suppliers relating to such trading activities worldwide, and organizing and coordinating industrial projects through their worldwide business networks.

The companies conduct sales, export, import, offshore trades and manufacture of products in the areas of “Iron & Steel Products,” “Mineral & Metal Resources,” “Machinery & Infrastructure Projects,” “Chemical,” “Energy,” “Foods & Retail,” and “Consumer Service & IT,” while providing general services for retailing, information and communications, technical support, transportation and logistics and financing.

Further, the companies are also engaged in development of natural resources such as oil and gas, and iron and steel raw materials.

In addition to the above, the companies are engaged in strategic business investments in new areas such as information technology, biotechnology and nanotechnology.

2. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs and accounting for uncertainty in income taxes.

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are a voluntary disclosure as permitted by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated in accordance with EITF No.00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures,” by the companies include but are not limited to Main Pass Block 61 J/V (50%), WA-28-L J/V (40%), Block 9 J/V (35%), Robe River Iron Associates J/V (33%), Capricorn Coal Development J/V (30%) and Dawson J/V (49%).

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

        Certain subsidiaries with a half year-end on or after June 30, but prior to the parent company’s half year-end of September 30, are included on the basis of the subsidiaries’ respective half year-end.

Foreign currency translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at year-end exchange rates with the resulting gains and losses recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.

Allowance for doubtful receivables

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for doubtful receivables is recorded for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation.

The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.

Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest income and expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest income and expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest income and expense immediately.

Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in other sales.

The companies use derivative instruments and non-derivative financial instruments in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity on a net-of-tax basis.

For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made. Various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.

The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.

The cost of non-marketable equity securities sold is determined based on the moving-average cost method.

Investments in associated companies

Investments in associated companies (20% to 50%-owned investees, corporate joint ventures, and less than 20%-owned corporate investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.

Leasing

The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.

The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Property and equipment

Property and equipment are stated at cost.

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 8 to 65 years, 2 to 30 years, and 8 to 20 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 7 to 20 years, using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.

Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with SFAS No. 141, “Business Combinations,” the purchase method of accounting is used for all business combinations. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain acquired assets and the remaining excess is immediately recognized as an extraordinary gain.

Goodwill and other intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.

        Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Intangible assets subject to amortization consist primarily of software, customer relationships, trademarks and patents which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, customer relationships, trademarks and patents are 3 to 5 years, 10 to 30 years, 5 to 10 years and 5 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.

Oil and gas producing activities

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred.

In accordance with SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproven properties are assessed annually for impairment in accordance with the guidance in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” with any impairment charged to expense. The companies’ policy is to consider the unproved properties not impaired if the estimated reserves of those properties can be established to be economically viable. Economically viable means that they may be developed in such a way that it is probable that over their project lives they will generate, at a minimum, zero net cash flow on an undiscounted pre-tax basis, based on current prices. For the purpose of this test, the current price is the price at the end of the period for which the review is conducted for the reserves concerned.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using the unit-of-production method or straight-line method based on the proven and probable reserves.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Asset retirement obligations

In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB No. 87, 88, 106, and 132(R).”

Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for guarantees made or revised after December 31, 2003.

Revenue recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Sales of products

Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts is transferred, or the implementation testing is duly completed.

For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.

Sales of services

Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, aircraft, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.

Research and development expenses

Research and development costs are charged to expenses when incurred.

Advertising expenses

Advertising costs are charged to expenses when incurred.

Issuance of stock by subsidiaries and associated companies

A subsidiary or an associated company may issue its shares to third parties at amounts per share in excess of or less than the Company’ s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in equity interest are recorded in income for the year in which such shares are issued.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

        In accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109,” the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported as current income tax in the Statements of Consolidated Income.

Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

III. DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Income from Discontinued Operations—Net (After Income Tax Effect).” Amounts presented in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the prior periods related to the discontinued operations have been reclassified to conform to the current period presentation.

Gain from discontinued operations before income taxes for the six-month periods ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were ¥15,629 million, ¥114,189 million and ¥34,321 million, respectively, including gain (loss) on disposal before income taxes for the six-month period ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were ¥51 million, ¥113,409 million and ¥51 million, respectively. Income tax loss for the six-month periods ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were ¥(5,304) million, ¥(51,474) million and ¥(21,929) million, respectively and minority interests in earnings of subsidiaries for the six-month periods ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were ¥(3,405) million, ¥(2,253) million and ¥(8,147) million, respectively.

Major components of discontinued operations for the six-month period ended September 30, 2007 were Sesa Goa business which the Group sold its entire stake in Sesa Goa Limited, Indian iron ore enterprise and whole oil and gas producing interests which Wandoo Petroleum Pty Limited held. Gain from Sesa Goa business after income tax effect for the six-month periods ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were ¥3,188 million, ¥55,207 million and ¥1,365 million, respectively and whole oil and gas producing interests which Wandoo Petroleum Pty Limited held for the six-month periods ended September 30, 2006 and 2007 and for the year ended March 31, 2007 were ¥514 million, ¥5,509 million and ¥164 million, respectively.

IV. RECLASSIFICATION

Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

V. NEW ACCOUNTING STANDARDS

Accounting for certain hybrid financial instruments

During the six-month period ended September 30, 2007, the companies adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.”

One of the amendments to SFAS No. 133 and SFAS No. 140 is that SFAS No. 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument in its entirety with changes in fair value recognized in earnings, in which the hybrid financial instrument contains an embedded derivative that otherwise would require bifurcation.

The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Accounting for servicing of financial assets

During the six-month period ended September 30, 2007, the companies adopted SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.”

SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization method or the fair value measurement method for subsequent measurement of each class of separately recognized servicing assets and servicing liabilities.

The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Accounting for Uncertainty in Income Taxes

During the six-month period ended September 30, 2007, the companies adopted FIN No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109.”

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109 (“SFAS No. 109”), “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109.

Upon adoption of this interpretation the companies recognized a decrease of ¥(5,113) million in the opening balance of unappropriated retained earnings as disclosed in the Statements of Consolidated Shareholders’ Equity.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. In addition, SFAS No. 158 requires the measurement date for the funded status of a plan to be the entity’s date of its year-end statement of financial position, with limited exceptions.

The recognition and related disclosure provisions are effective as of the end of the previous fiscal year and the measurement date provisions are effective for fiscal years ending after December 15, 2008. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.

SFAS No.157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim period within those fiscal years. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.”

SFAS No. 159 permits an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings.

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Scope of Audit and Accounting for Investment Companies

In June 2007, American Institute of Certified Public Accountants (“AICPA”) issued the Statement of Position (“SOP”) No. 07-1, “Clarification of the Scope of the Audit and Accounting Guide, Investment Companies, and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”.

SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the Audit and Accounting Guide. In addition, SOP No. 07-1 prescribes that parent companies and equity method investors maintain the accounting methods adopted by investment companies in their financial statements and that they disclose certain related information.

SOP No. 07-1 was originally effective for financial statements issued for fiscal years beginning after December 14, 2007 but an indefinite delay of this effective date is currently under discussion. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

VI. USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BUSINESS COMBINATIONS

For the period ended September 30, 2006

The following are the primary business combinations, which were completed during the period ended September 30, 2006.

Gas Participacoes Ltda.

On October 31, 2005, the Company entered into a Share Purchase Agreement with Global Petroleum & Gas Industry, LLC to acquire all the outstanding shares of Gas Participacoes Ltda. (“Gaspart”) for about ¥18,648 million ($159 million). After satisfying the closing conditions, the Company closed the acquisition process on April 20, 2006. Gaspart was renamed to Mitsui Gas e Energia do Brasil on October 16, 2006. Gaspart is a holding company of six local distribution companies (“LDC”), four in northeast and two in southeast in Brazil, which have had a concession agreement with each state government to provide natural gas distribution on an exclusive basis in each state for 30 to 50 years. Gaspart’s share in each LDC is from 23.0% to 24.5% in voting share base. Each LDC begun operations between 1992 and 1994 and mainly distributes to general industry and natural gas station.

In Brazil, the gas industry, and civilian gas use are still immature. Therefore, growth in demand is expected in the future. Coherent effort into gas business from upstream to downstream, such as entry into gas field development projects, LNG terminal projects, pipeline projects, and electric generation projects, is one of the main pillars of the infrastructure area, in which the Company intends to invest with emphasis. This acquisition is consistent with the companies’ core strategy.

The consolidated financial statements for the period ended September 30, 2006 include the operating results of Gaspart as a subsidiary from the closing date of the acquisition.

The purchase price was determined based on the expected future cash flows Gaspart will generate.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Salt Asia Holding Pty. Ltd.

On May 31, 2006, the Company entered into an agreement with Akzo Nobel Chemicals International BV (“Akzo Nobel”) to purchase Akzo Nobel’s investment in Salt Asia Holding Pty. Ltd. (“Salt Asia,” a 94.2% owned subsidiary of Akzo Nobel). After satisfying the closing conditions, the company completed the acquisition process on July 31, 2006. The total amount paid for the acquisition was approximately ¥8,044 million (A $91 million). Salt Asia is the holding company which has 92.7% ownership of voting shares of Onslow Salt Pty. Ltd. (“Onslow”), which operates a solar marine salt field in Western Australia. Onslow started delivery in May 2001 and supplies solar marine salt to the chlor-alkali industry.

The biggest application for salt from Onslow is as a raw material in the chlor-alkali industry. With rapidly rising demand from China putting pressure on supply—demand balance, the Company intends to supply salt for use by this industry in Asian countries including Japan. In February 2005, the Company also acquired the parent of Shark Bay Salt Joint Venture, operating Shark Bay solar marine salt field in Western Australia. On completion of the Onslow acquisition, the Company will therefore have management control of a total annual salt production capacity of 3.8 million tons. The Company intends to take an efficient, unified management approach to the two salt fields, strengthening its position as a stable, comprehensive supplier of salt to the chlor-alkali industry and food manufacturing industry and actively developing its salt business operations.

The consolidated financial statements for the period ended September 30, 2006 include the operating results of Salt Asia as a subsidiary from the date of acquisition.

The purchase price was determined based on the expected future cash flows Salt Asia will generate.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

For the period ended September 30, 2007

The following are the primary business combinations, which were completed during the period ended September 30, 2007.

Steel Technologies Inc.

        On February 28, 2007, Mitsui & Co. (U.S.A), Inc. (“Mitsui U.S.A,”), a wholly owned subsidiary of the Company, agreed with Steel Technologies Inc. (“Steel Tech”) to acquire all the outstanding shares of Steel Tech. After obtaining the approval of its shareholders in a special shareholders meeting on May 30, 2007 and all the necessary regulatory approvals, Mitsui U.S.A. closed the acquisition process on June 1, 2007. The total amount paid for the acquisition was ¥47,946 million ($394 million). Steel Tech operates 25 steel processing facilities, including its joint venture operations, throughout the United States, Canada and Mexico, delivering processing capabilities and value-added services to customers in a variety of industries by leveraging its broad geographic network facilities.

The company positions creation of higher value-added marketing and logistics services in steel business as a core strategy and actively investing resources in this area. Through this acquisition, the companies obtain important business platform in North America, and using it as the base for steel product value chain management in the United States, the companies aim to strengthen the business foundation in the steel product industries in the Americas segment. This acquisition is consistent with the companies’ core strategy.

The consolidated financial statements for the period ended September 30, 2007 include the operating results of Steel Tech as a subsidiary from the closing date of the acquisition.

The purchase price was determined based on the expected future cash flows Steel Tech will generate.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Affiliated Financial Corporation and BayQuest Capital Corporation

On April 27, 2007, Mitsui & Co. (U.S.A), Inc. (“Mitsui U.S.A,”), a wholly owned subsidiary of the Company, agreed with the owner group of Affiliated Financial Corporation and BayQuest Capital Corporation (collectively “AFC”) to acquire 87.5% the outstanding shares of AFC for about ¥7,221 million ($63 million). After satisfying the closing conditions, Mitsui U.S.A. closed the acquisition process on September 21, 2007. AFC purchases, sells, securitizes and services retail automobile installment contracts originated by franchised and selected independent dealers in approximately 40 states. Through its loan purchases, AFC serves as a source of financing for more than 4,000 dealerships, providing financing to consumers indirectly.

The companies have considerable experience in automobile-related businesses worldwide, including logistics, assembly, distribution, dealerships, automotive parts and retail finance. This acquisition is intended to enhance the company’s automobile value chain in the U.S. and is consistent with the companies’ core strategy.

The consolidated financial statements for the period ended September 30, 2007 include the operating results of AFC as a subsidiary from the closing date of the acquisition.

The purchase price was determined based on the expected future cash flows AFC will generate.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

For the year ended March 31, 2007

The following are the primary business combinations, which were completed during the year ended March 31, 2007.

Gas Participacoes Ltda.

Please refer to the business combinations, which were completed during the period ended September 30, 2006.

The consolidated financial statements for the year ended March 31, 2007 included the operating results of Gaspart from the date of the acquisition.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Salt Asia Holding Pty. Ltd.

Please refer to the business combinations, which were completed during the period ended September 30, 2006.

The consolidated financial statements for the year ended March 31, 2007 included the operating results of Salt Asia from the date of the acquisition.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Dispolok GmbH

On September 29, 2006, the Company and Mitsui & Co. Europe Plc., a wholly-owned subsidiary of the Company, agreed with Siemens AG (“Siemens”) to purchase 100% of the ownership interests of Siemens Dispolok GmbH (“Dispolok,” which was renamed Dispolok GmbH after the acquisition) for ¥15,630 million. The acquisition was completed on October 4, 2006, after obtaining the approvals of the German Federal Cartel Office. Dispolok engaged in the leasing of locomotives manufactured by Siemens and provided the maintenance services in Europe.

In Europe, the locomotive leasing market is growing rapidly under the influence of the railway liberalization policy executed by the EU; and, to enter the market, the companies established Mitsui Rail Capital Europe B.V. in October, 2004, and have been expanding the companies’ market share in stages. By acquiring Dispolok, the companies are able to expand the number of locomotive fleets owned, and complement the current portfolio of locomotives leasing business in functions, models, and areas. The acquisition is expected to contribute to the companies’ business performance by maintaining the superiority as a leasing company which also provides maintenance service for lessees. The companies positioned the infrastructure business as one of core business fields and this acquisition is consistent with the companies’ strategy.

The consolidated financial statements for the year ended March 31, 2007 included the operating results of Dispolok from the date of the acquisition.

The purchase price was determined based on the expected future cash flows Dispolok will generate.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

SunWize Technologies, Inc.

On October 26, 2006, SunWize Technologies, Inc., owned 20% by the Company and 80% by Mitsui & Co. (U.S.A.), Inc. (a wholly owned subsidiary of the Company), agreed with SunWize Technologies, LLC (“SunWize”) to take over its solar power business by acquiring substantially all of the assets used in the business for ¥9,887 million ($84.0 million). After the regulatory review, the acquisition was completed on November 30, 2006. SunWize is a solar technology company which specializes in the design and manufacture of integrated solar power systems, the development of related projects and product distribution for the systems. SunWize offers a wide range of photovoltaic power solutions, such as a supply of preassembled parts and custom-engineered systems and manufacturing of special solar modules for battery-operated products. SunWize provides the goods and services to manufacturing, commercial, government and residential customers.

The market for solar power energy in the U.S. is expected to increase into the foreseeable future. By acquiring SunWize’s business, the companies, which had been selling solar electric modules to customers through SunWize, have established a vertically integrated business structure reaching from procurement of the products to distribution though SunWize’s dealer network. The companies believe that the acquisition will contribute to the companies’ performance in this developing market. This acquisition, with an established client base throughout the U.S., is consistent with the companies’ core strategy of making strategic investments in consumer businesses.

The consolidated financial statements for the year ended March 31, 2007 include the operating results of SunWize from the date of acquisition.

The purchase price was determined based on the expected future cash flows SunWize will generate.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Mitsui Oil & Exploration Co., Ltd.

The Company acquired an additional 3.0% interest in Mitsui Oil & Exploration Co., Ltd. (“MOECO”) for ¥6,240 million from Mitsui Engineering & Shipping Co., Ltd. (an unrelated party) on March 28, 2007. The carrying value of the Company’s equity investment in MOECO immediately before the acquisition was ¥107,892 million. As a result of the Company increasing its ownership of voting shares of MOECO to 50.3%, MOECO became a subsidiary of the Company.

MOECO is actively engaged in several oil and natural gas exploration, development and production projects in Thailand and its neighboring Southeast Asian countries as well as the Middle East. At the end of March 2007, MOECO’s share of daily production amounted to an equivalent of approximately 93,000 barrels of oil. The Company positions its energy business as a significant strategic business sector and continues to strengthen its revenue base by acquiring new oil and natural gas assets and replacing its reserves. The Company’s acquisition of the MOECO shares is part of the Company’s corporate strategy, which enables the companies to position MOECO as one of the core units of its energy upstream business, and to sustain its competitiveness under the current fierce global competition for acquiring oil and gas upstream assets. A closer relationship with MOECO allows the Company to obtain a wider variety of options for expanding its upstream business by adding Southeast Asia region to its current portfolio of the upstream assets in addition to Middle East, Sakhalin and Oceania areas, as well as strengthening companies’ oil and gas exploration activities. This acquisition of MOECO is consistent with the companies’ core strategy.

The consolidated financial statements for the year ended March 31, 2007 include the operating result of MOECO as a subsidiary from the date of acquisition.

The purchase price was determined based on the net assets of MOECO.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

4. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At September 30, 2006, 2007 and March 31, 2007, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

	Millions of Yen
			Unrealized holding gains (losses)
	Cost	Fair value	Gains	Losses	Net
September 30, 2006:
Available-for-sale:
Marketable equity securities	¥301,688	¥603,843	¥304,306	¥(2,151)	¥302,155
Foreign debentures, commercial paper and other debt securities	320,374	320,415	79	(38)	41
Held-to-maturity debt securities, consisting principally of foreign debentures	10,747	10,747	0	—	0

September 30, 2007:
Available-for-sale:
Marketable equity securities	¥411,469	¥879,417	¥474,271	¥(6,323)	¥467,948
Foreign debentures, commercial paper and other debt securities	62,594	62,645	151	(100)	51
Held-to-maturity debt securities, consisting principally of foreign debentures	4,426	4,426	0	—	0

March 31, 2007:
Available-for-sale:
Marketable equity securities	¥395,958	¥861,463	¥466,105	¥(600)	¥465,505
Foreign debentures, commercial paper and other debt securities	51,096	51,176	85	(5)	80
Held-to-maturity debt securities, consisting principally of foreign debentures	9,307	9,307	0	—	0

The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities), with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets were ¥120,796 million, ¥2,026 million and ¥22,936 million at September 30, 2006, 2007 and March 31, 2007, respectively. The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities) included in investments in and advances to associated companies in the Consolidated Balance Sheets were ¥35,370 million, ¥34,629 million and ¥35,415 million at September 30, 2006, 2007 and March 31, 2007, respectively.

For the six-month period ended September 30, 2006, 2007 and the year ended March 31, 2007, losses of ¥393 million, ¥9,804 million and ¥3,062 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

The portion of net trading gains and losses for the six-month periods and the year that relates to trading securities still held at September 30, 2006, 2007 and March 31, 2007 were as follows:

	Millions of Yen
	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2007	Year Ended Match 31, 2007
Net trading gains and losses	¥0	¥(64)	¥0

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the six-month periods ended September 30, 2006, 2007 and the year ended March 31, 2007 are shown below:

	Millions of Yen
	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2007	Year Ended Match 31, 2007
Proceeds from sales	¥10,302	¥16,480	¥63,617

Gross realized gains	¥5,918	¥9,714	¥26,328
Gross realized losses	0	(70)	(167)

Net realized gains	¥5,918	¥9,644	¥26,161

Debt securities classified as available-for-sale and held-to-maturity at September 30, 2007 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized cost	Aggregate fair value	Amortized cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥6,860	¥7,000	¥1,446	¥1,446
After 1 year through 5 years	52,802	52,791	2,970	2,970
After 5 years through 10 years	2,928	2,850	10	10
After 10 years	4	4	—	—

Total	¥62,594	¥62,645	¥4,426	¥4,426

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥351,557 million, ¥614,400 million and ¥384,562 million at September 30, 2006, 2007 and March 31, 2007, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥2,809 million, ¥2,920 million and ¥8,642 million for the six-month periods ended September 30, 2006, 2007 and the year ended March 31, 2007, respectively.

5. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Sims Group Limited. (19.99%), P.T. Paiton Energy (36.32%), IPM(UK)Power Holdings (25.00%), and Penske Automotive Group, Inc. (The Company changed its name from United Auto Group, Inc. on July 2, 2007.)(16.38%).

The investment in Valepar S.A. is accounted for under the equity method because of the Company’s ability to exercise significant influence over operating and financial policies primarily through the board representation and power of veto over significant operating and financial decisions through the board of directors. As the sole operating company among the shareholders, which consist primarily of pension funds and financial institutions, the Company utilizes its experience and expertise in operating businesses and substantively participates in the decision-making processes.

The investment in Sims Group Limited is accounted for under the equity method because of the Company’s ability to exercise significant influence over operating and financial policies primarily though the board representation and the membership in various advisory committees to the board, such as Risk and Audit Committee and Finance and Investment Committee.

The companies are the second largest shareholder group of Penske Automotive Group, Inc. (“PAG”) and entered into a shareholders agreement with the largest shareholder group owning approximately 40% of its voting shares. Based on a reciprocal voting provision set forth in the agreement for any shareholder election of the directors of PAG, the companies and the largest shareholder group constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and jointly participate in the management of PAG. The investment in PAG is accounted for under the equity method because of the companies’ ability to exercise significant influence over operating and financial policies primarily through board representation by a director and executive vice president dispatched from the companies. PAG is utilizing the companies’ global network to develop its business activities outside the United States and, as part of the process, the companies substantively participate in the decision-making processes.

Associated companies are engaged primarily in the development of natural resources, power generation businesses outside Japan and the distribution of various products. The major geographic areas of such entities are Japan, the Americas, Europe, Asia and Oceania.

Investments in and advances to associated companies at September 30, 2006, 2007 and March 31, 2007 consisted of the following:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Investments in capital stock	¥1,335,238	¥1,222,863	¥1,457,519
Advances	136,354	173,500	130,052

Total	¥1,471,592	¥1,396,363	¥1,587,571

The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥140,062 million, ¥192,073 million and ¥189,397 million at September 30, 2006, 2007 and March 31, 2007, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.

Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥145,291 million, ¥173,353 million and ¥166,437 million at September 30, 2006, 2007 and March 31, 2007, respectively. Corresponding aggregate quoted market values were ¥223,940 million, ¥228,926 million and ¥240,035 million, respectively.

Summarized financial information for associated companies at September 30, 2006, 2007 and March 31, 2007 and for the six-month periods ended September 30, 2006, 2007 and the year ended March 31, 2007 was as follows:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Current assets	¥4,301,637	¥5,610,157	¥5,501,992
Property and equipment—net of accumulated depreciation	6,755,121	9,348,884	9,511,669
Other assets	1,864,149	3,222,114	2,982,977

Total assets	¥12,920,907	¥18,181,155	¥17,996,638

Current liabilities	¥3,319,797	¥4,008,275	¥3,933,269
Long-term liabilities	3,668,632	7,370,375	7,079,276
Minority interests	1,501,662	2,658,422	2,033,986
Shareholders’ equity	4,430,816	4,144,083	4,950,107

Total liabilities and shareholders’ equity	¥12,920,907	¥18,181,155	¥17,996,638

The companies’ equity in the net assets of associated companies	¥1,195,176	¥1,030,790	¥1,268,122

	Millions of Yen
	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Year ended March 31, 2007
Revenues	¥4,187,985	¥6,065,390	¥9,332,451
Gross profit	1,273,246	1,855,949	2,856,639
Net income	481,811	537,107	958,522

The companies’ revenues and purchases from associated companies included in cost of revenues for the six-month periods ended September 30, 2006, 2007 and the year ended March 31, 2007 were as follows:

	Millions of Yen
	Six-month period ended September 30, 2006	Six-month period ended September 30, 2007	Year ended March 31, 2007
Revenues	¥59,084	¥33,074	¥108,706
Purchases	151,396	138,143	279,215

Dividends received from associated companies for the six-month periods ended September 30, 2006, 2007 and the year ended March 31, 2007 amounted to ¥54,256 million, ¥43,368 million and ¥110,072 million, respectively.

Consolidated unappropriated retained earnings at September 30, 2006, 2007 and March 31, 2007 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥249,844 million, ¥318,773 million and ¥282,756 million, respectively.

6. LEASES

Lessor

The companies lease real estate, rolling stock, ocean transport vessel, aircraft, equipment and others.

The assets related to leases classified as operating leases are presented as property leased to others—at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.

The following provides an analysis of the companies’ investment in property on operating leases and property held for lease by classes as of September 30, 2006, 2007 and March 31, 2007:

	Millions of Yen
	September 30, 2006			September 30, 2007			March 31, 2007
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Real estate	¥184,599	¥(60,430)	¥124,169	¥183,806	¥(63,261)	¥120,545	¥200,699	¥(65,422)	¥135,277
Rolling stock	56,359	(2,939)	53,420	74,302	(4,157)	70,145	62,794	(3,016)	59,778
Ocean transport vessels	42,811	(7,781)	35,030	47,111	(10,430)	36,681	47,665	(9,133)	38,532
Aircrafts	7,719	(32)	7,687	6,739	(351)	6,388	6,947	(169)	6,778
Equipment and others	32,891	(16,413)	16,478	35,452	(18,723)	16,729	32,084	(13,209)	18,875

Total	¥324,379	¥(87,595)	¥236,784	¥347,410	¥(96,922)	¥250,488	¥350,189	¥(90,949)	¥259,240

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of September 30, 2007:

Millions of Yen
Year ending September 30:
2008	¥12,129
2009	9,727
2010	7,760
2011	6,471
2012	5,550
Thereafter	21,730

Total	¥63,367

Lessee

The companies lease ocean transport vessels, real estate, rolling stock, aircraft, equipment and others under operating leases. Most of the ocean transport vessels, rolling stock and aircraft under operating leases are subleased to third parties.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2007. Minimum payments have not been reduced by minimum sublease rentals of ¥56,095 million due in the future under noncancelable subleases:

Millions of Yen
Year ending September 30:
2008	¥35,433
2009	32,246
2010	24,097
2011	18,075
2012	14,026
Thereafter	42,245

Total	¥166,122

Rental expenses incurred for operating leases for the years ended September 30, 2006, 2007 and March 31, 2007 were ¥28,957 million, ¥30,135 million and ¥55,769 million, respectively. Sublease rental income for the years ended September 30, 2006, 2007 and March 31, 2007 were ¥14,504 million, ¥16,699 million and ¥25,716 million, respectively.

7. PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At September 30, 2006, 2007 and March 31, 2007, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Trade receivables (current and non-current)	¥132,633	¥135,782	¥136,503
Inventories	56,127	43,644	61,016
Investments	113,512	85,091	108,918
Property leased to others (net book value)	62,843	60,532	52,343
Property and equipment (net book value)	67,504	51,863	57,162
Other	15,906	13,738	14,023

Total	¥448,525	¥390,650	¥429,965

The distribution of such collateral among short-term debt, long-term debt and guarantees of contracts, etc. was as follows:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Short-term debt	¥93,850	¥75,937	¥104,586
Long-term debt	207,868	195,463	182,018
Guarantees of contracts, financial guarantees and others	146,807	119,250	143,361

Total	¥448,525	¥390,650	¥429,965

Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. Because of the companies’ large volume of import transactions, it is not practicable to determine the total amount of assets covered by outstanding trust receipts.

In addition to the above, the company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements, aggregated ¥83,784 million, ¥79,381 million and ¥86,662 million at September 30, 2006, 2007 and March 31, 2007, respectively.

Financial assets accepted as collateral

At September 30, 2006, 2007 and March 31, 2007, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	September 30, 2006	September 30, 2007	March 31, 2007
Bank deposits	¥1,667	¥1,683	¥1,583
Promissory notes	2,276	—	—
Trade receivables—accounts	2,474	3,024	3,046
Stocks and bonds	7,366	7,808	8,615

Stocks and bonds of ¥593 million which have been provided as collateral were repledged at March 31, 2007. There were no financial assets repledged at September 30, 2006 and 2007.

There were no financial assets accepted as collateral under security repurchase agreements at September 30, 2006, 2007, and March 31, 2007.

8. NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the six-month periods ended September 30, 2006 and 2007 and for the year ended March 31, 2007:

	Six Month Period Ended September 30, 2006			Six Month Period Ended September 30, 2007			Year Ended March 31, 2007
	Net income	Shares (denominator)	Per share amount	Net income	Shares (denominator)	Per share amount	Net income	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Income from continuing operations	¥147,535	1,722,823	¥85.64	¥191,459	1,796,071	¥106.60	¥297,257	1,730,214	¥171.80
Income from discontinued operations -net (after income tax effect)	6,920	1,722,823	4.01	60,462	1,796,071	33.66	4,245	1,730,214	2.46
Net income available to common shareholders	154,455	1,722,823	89.65	251,921	1,796,071	140.26	301,502	1,730,214	174.26

Effect of Dilutive Securities:
1.05% Convertible Bonds due 2009	285	104,201		100	28,131		413	96,004

Diluted Net Income per Share:
Income from continuing operations	147,820	1,827,024	80.90	191,559	1,824,202	105.01	297,670	1,826,218	163.00
Income from discontinued operations -net (after income tax effect)	6,920	1,827,024	3.79	60,462	1,824,202	33.14	4,245	1,826,218	2.32
Net income available to common shareholders after effect of dilutive securities	¥154,740	1,827,024	¥84.69	¥252,021	1,824,202	¥138.15	¥301,915	1,826,218	¥165.32

9. SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.

The business units of the companies’ Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with the regional business units in planning and executing their strategies for products and regions. The regional business units are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units.

Therefore, the companies’ operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments, totaling eleven reportable operating segments.

As the companies aim to develop the strategy of the whole energy businesses and pursue the synergy, we revised “Energy” and “Iron & Steel Raw Materials and Non-Ferrous Metals” segments, and transferred the authority of coal mining, nuclear fuel and other businesses which were formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” to “Energy” and “Iron & Steel Raw Materials and Non-Ferrous Metals” was disclosed as “Mineral & Metal Resources.”

Also, we position consumer service businesses as one of the Group’s main business area, lifestyle business was aggregated with consumer service business in order to develop new consumer-oriented businesses and strengthen related marketing and logistics business and presented as “Consumer Service & IT” which was formerly disclosed as “Lifestyle, Consumer Service and Information, Electronics & Telecommunication.”

In addition, the companies refined the range of the Regional Business Unit system and expanded the Regional Business Unit system to strengthen our global strategy for wide economic zones in Americas, Europe and Asia. Based on this refinement, subsidiaries in Oceania region which were formerly included in “Other Overseas Areas” were integrated to “Asia” and subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” were combined to “Europe” and disclosed as “Asia Pacific”, “Europe, the Middle East and Africa” respectively.

The operating segment information for the six-month period ended September 30, 2006 and for the year ended March 31, 2007 has been restated to conform to the current year presentation.

A description of reportable operating segments of the Company follows.

Iron & Steel Products manufactures, sells and trades iron & steel products in Japan and abroad.

Mineral & Metal Resources develops raw material resources of iron or non-ferrous metals in foreign countries, and manufactures, sells and trades raw materials and metal products in Japan and abroad.

Machinery & Infrastructure Projects is engaged in the manufacture, sale and trade of machinery products, leasing, financing and promotion of certain projects such as plant constructions and infrastructure buildings in Japan and abroad.

Chemical manufactures, sells and trades chemical products in Japan and abroad.

Energy develops energy resources overseas and manufactures, sells and trades oil, gas and related products in Japan and abroad.

Foods & Retail manufactures, sells and trades foods and provides support service to large retailers in Japan and abroad.

Consumer Service & IT manufactures, sells and trades textiles and IT products for consumer, and is engaged in consumer-related business such as media & information, outsourcing business and real estate business in Japan and abroad.

Logistics & Financial Markets engages in logistics services, insurance and financial businesses in Japan and abroad.

Americas, Europe, the Middle East and Africa, Asia Pacific trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.

The companies’ operating segment information and product information for the six-month periods ended September 30, 2006 and 2007 and for the year ended March 31, 2007 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
Six-month period ended September 30, 2006: (As restated)	Iron & Steel Products	Mineral & Metal Resources	Machinery, & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions	¥676,584	¥704,162	¥1,029,226	¥1,153,972	¥1,180,574	¥941,603	¥725,425	¥90,191
Gross profit	¥27,820	¥52,346	¥46,976	¥51,431	¥43,767	¥40,600	¥61,911	¥30,590
Operating income (loss)	¥12,256	¥42,240	¥7,161	¥16,934	¥25,725	¥7,145	¥6,961	¥12,841
Equity in earnings of associated companies	¥1,443	¥31,596	¥13,056	¥2,576	¥18,008	¥1,512	¥3,464	¥900
Net income (Loss)	¥9,442	¥60,208	¥18,012	¥10,405	¥29,739	¥(4,152)	¥3,281	¥6,370
Total assets at September 30, 2006	¥610,718	¥805,647	¥1,458,086	¥917,917	¥1,483,584	¥723,136	¥801,978	¥774,065
Investments in and advances to associated companies	¥23,827	¥236,983	¥358,509	¥48,140	¥537,850	¥53,718	¥97,322	¥23,246
Depreciation and amortization	¥1,030	¥3,413	¥3,902	¥4,699	¥8,943	¥4,308	¥4,660	¥1,805
Additions to property leased to others and property and equipment	¥1,036	¥9,628	¥37,437	¥6,414	¥102,235	¥2,273	¥3,119	¥3,325

	Millions of Yen
Six-month period ended September 30, 2006: (As restated)	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions	¥591,791	¥234,369	¥289,400	¥7,617,297	¥3,879	¥(23,377)	¥7,597,799
Gross profit	¥31,890	¥11,744	¥14,525	¥413,600	¥4,180	¥(9,875)	¥407,905
Operating income (loss)	¥11,738	¥1,579	¥4,449	¥149,029	¥(1,512)	¥(23,946)	¥123,571
Equity in earnings of associated companies	¥1,696	¥166	¥375	¥74,792	¥58	¥(338)	¥74,512
Net income (Loss)	¥9,123	¥2,065	¥10,232	¥154,725	¥4,212	¥(4,482)	¥154,455
Total assets at September 30, 2006	¥464,618	¥176,477	¥262,977	¥8,479,203	¥2,958,306	¥(2,059,905)	¥9,377,604
Investments in and advances to associated companies	¥22,397	¥12,520	¥32,852	¥1,447,364	¥14,020	¥10,208	¥1,471,592
Depreciation and amortization	¥2,277	¥499	¥337	¥35,873	¥397	¥1,176	¥37,446
Additions to property leased to others and property and equipment	¥2,646	¥404	¥330	¥168,847	¥305	¥2,407	¥171,559

	Millions of Yen
Six-month period ended September 30, 2007:	Iron & Steel Products	Mineral & Metal Resources	Machinery, & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions	¥741,214	¥819,546	¥1,114,799	¥1,316,032	¥1,229,699	¥998,555	¥570,292	¥83,131
Gross profit	¥31,670	¥44,580	¥63,562	¥58,079	¥101,176	¥41,795	¥59,003	¥25,346
Operating income (loss)	¥14,291	¥36,239	¥14,528	¥24,610	¥78,486	¥9,125	¥9,502	¥10,111
Equity in earnings of associated companies	¥2,681	¥38,672	¥1,636	¥2,867	¥19,245	¥784	¥4,143	¥(442)
Net income (Loss)	¥11,937	¥118,167	¥13,251	¥10,901	¥72,465	¥5,126	¥8,138	¥290
Total assets at September 30, 2007	¥704,088	¥1,111,918	¥1,667,285	¥969,048	¥1,716,352	¥707,841	¥724,660	¥649,595
Investments in and advances to associated companies	¥29,636	¥393,794	¥406,618	¥48,605	¥148,868	¥60,054	¥120,636	¥31,397
Depreciation and amortization	¥1,050	¥4,195	¥5,464	¥5,347	¥34,788	¥2,892	¥2,981	¥1,832
Additions to property leased to others and property and equipment	¥2,226	¥12,325	¥36,414	¥4,205	¥63,846	¥4,697	¥14,229	¥1,801

	Millions of Yen
Six-month period ended September 30, 2007:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions	¥716,214	¥254,394	¥362,424	¥8,206,300	¥3,179	¥(4,259)	¥8,205,220
Gross profit	¥27,548	¥13,158	¥16,407	¥482,324	¥1,598	¥(4,605)	¥479,317
Operating income (loss)	¥3,296	¥1,113	¥4,431	¥205,732	¥(1,926)	¥(23,572)	¥180,234
Equity in earnings of associated companies	¥2,389	¥121	¥412	¥72,508	¥42	¥(260)	¥72,290
Net income (Loss)	¥2,894	¥3,612	¥12,365	¥259,146	¥3,514	¥(10,739)	¥251,921
Total assets at September 30, 2007	¥631,575	¥202,799	¥390,362	¥9,475,523	¥2,789,912	¥(2,234,600)	¥10,030,835
Investments in and advances to associated companies	¥49,015	¥28,284	¥52,954	¥1,369,861	¥4,360	¥22,142	¥1,396,363
Depreciation and amortization	¥2,813	¥576	¥373	¥62,311	¥474	¥4,106	¥66,891
Additions to property leased to others and property and equipment	¥8,636	¥1,040	¥320	¥149,739	¥1,284	¥5,481	¥156,504

Year ended March 31, 2007: (As restated)	Millions of Yen
	Iron & Steel Products	Mineral & Metal Resources	Machinery, & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions	¥1,398,061	¥1,469,063	¥2,224,749	¥2,392,268	¥2,038,054	¥1,917,825	¥1,457,175	¥180,437
Gross profit	¥57,766	¥110,974	¥108,003	¥103,073	¥123,871	¥81,336	¥129,983	¥60,489
Operating income (loss)	¥25,582	¥91,294	¥20,861	¥35,342	¥81,326	¥10,924	¥20,344	¥24,199
Equity in earnings of associated companies	¥3,121	¥60,313	¥21,429	¥4,933	¥44,394	¥3,789	¥8,661	¥1,960
Net income (Loss)	¥20,559	¥98,354	¥33,557	¥19,327	¥75,658	¥(12,304)	¥16,605	¥14,631
Total assets at March 31, 2007	¥663,682	¥912,596	¥1,643,151	¥949,091	¥1,733,630	¥696,062	¥861,501	¥681,294
Investments in and advances to associated companies	¥22,014	¥264,364	¥383,233	¥46,226	¥558,650	¥57,013	¥112,686	¥33,898
Depreciation and amortization	¥1,826	¥6,832	¥8,379	¥9,017	¥29,644	¥6,757	¥7,661	¥3,326
Additions to property leased to others and property and equipment	¥3,311	¥21,357	¥102,373	¥12,718	¥142,792	¥5,455	¥19,249	¥6,277

Year ended March 31, 2007: (As restated)	Millions of Yen
	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions	¥1,167,527	¥478,515	¥623,879	¥15,347,553	¥7,250	¥(62,169)	¥15,292,634
Gross profit	¥64,704	¥25,447	¥30,678	¥896,324	¥4,344	¥(31,131)	¥869,537
Operating income (loss)	¥21,348	¥2,945	¥9,508	¥343,673	¥(4,353)	¥(59,479)	¥279,841
Equity in earnings of associated companies	¥3,845	¥300	¥695	¥153,440	¥121	¥(456)	¥153,105
Net income (Loss)	¥16,917	¥4,136	¥22,001	¥309,441	¥5,845	¥(13,784)	¥301,502
Total assets at March 31, 2007	¥464,849	¥199,122	¥360,117	¥9,165,095	¥2,882,791	¥(2,234,574)	¥9,813,312
Investments in and advances to associated companies	¥39,036	¥14,918	¥44,120	¥1,576,158	¥10,456	¥957	¥1,587,571
Depreciation and amortization	¥4,635	¥1,023	¥701	¥79,801	¥1,101	¥7,298	¥88,200
Additions to property leased to others and property and equipment	¥4,594	¥1,151	¥621	¥319,898	¥1,927	¥5,531	¥327,356

Notes:	(1)	The figures of “Consolidated Total” for the six-month period ended September 30, 2006 and for the year ended March 31, 2007 have been reclassified to conform to the current period presentation for discontinued operations in accordance with SFAS No.144. The reclassifications to income (loss) from discontinued operations—net (after income tax effect)” are included in “Adjustments and Eliminations.”

	(2)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2006 and 2007 and at March 31, 2007 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, eliminations of intersegment transactions.

Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2006 includes (a) ¥9,601 million in general and administrative expenses of the corporate departments costs and (b) ¥3,217 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2007 includes (a) ¥10,365 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,539 million for pension related items, and (c) ¥2,555 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2007 includes (a) ¥19,284 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,226 million for pension related items, and (c) ¥3,846 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

	(4)	Transfers between operating segments are made at cost plus a markup.

	(5)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

PRODUCT INFORMATION

	Millions of Yen
	Iron and Steel	Non-Ferrous Metals	Machinery	Electronics & Information	Chemicals	Energy
Six-month period ended September 30, 2006:
Revenues	¥276,743	¥56,915	¥178,215	¥85,838	¥523,195	¥803,116
Six-month period ended September 30, 2007:
Revenues	¥377,431	¥40,623	¥237,701	¥86,797	¥658,411	¥910,636
Year ended March 31, 2007:
Revenues	¥566,938	¥99,880	¥430,905	¥182,742	¥1,146,619	¥1,633,254

	Millions of Yen
	Foods	Textiles	General Merchandise	Property and Service Business	Consolidated Total
Six-month period ended September 30, 2006:
Revenues	¥231,731	¥19,096	¥32,256	¥91,598	¥2,298,703
Six-month period ended September 30, 2007:
Revenues	¥269,840	¥19,040	¥19,336	¥118,989	¥2,738,804
Year ended March 31, 2007:
Revenues	¥466,968	¥40,494	¥63,393	¥182,352	¥4,813,545

Notes:	In accordance with SFAS No.144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the six-month period ended September 30, 2006 and for the year ended March 31, 2007 have been reclassified to conform to the current period presentation.

There are no individual material customers with respect to revenues for the six-month periods ended September 30, 2006 and 2007, and for the year ended March 31, 2007.

10. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2007	Year Ended March 31, 2007
Research and development expenses	¥1,932	¥1,964	¥3,935
Advertising expenses	4,289	3,488	9,892

The impairment loss of goodwill for the six-month period ended September 30, 2006 consisted of an impairment loss of goodwill related to Mitsui Norin Co., Ltd., a domestic subsidiary which is engaged in manufacture beverage materials. Because the subsidiary experienced a downturn in profitability due to the intensifying competition in the tea-related materials industry, the carrying amount of the subsidiary exceeded the fair value of the subsidiary and the impairment loss of ¥16,528 million was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill.

Due to the decrease of the fair value of intangible assets held by Mitsui Norin Co., Ltd., the impairment loss of ¥6,949 million for unpatented technology (intangible assets subject to amortization) and ¥893 million for trademark (intangible assets not subject to amortization) ware recognized and included in impairment loss of long-lived asset in the Statements of Consolidated Income for the six-month period ended September 30, 2006.

The fair value of the asset is calculated based on discounted future cash flows.

11. COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT

The Company discovered in November 2004, that false data of a performance test were produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by PUREarth Incorporated, wholly owned by the Company and has been dissolved during the year ended March 31, 2007. The DPFs were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. The Company sold approximately 21,500 units of the product.

The Company has carried out a three-part user response plan, that involves: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing the Company’s DPFs upon their redemption following the scrapping or resale of vehicles, and (3) a support program for the purchase of alternative vehicles. The Company has completed recall of all DPFs except ones not-listed under the compensation plan and not-needed to recall. In addition, the Company completed the full compensation of relevant subsidies during the year ended March 31, 2006.

Since the recall of DPFs was almost completed at September 30, 2006, the estimated amount to be paid for the compensation and other charges was substantially fixed. Therefore, at September 30, 2006, the Company has recorded a credit to income of ¥3,864 million as a result of the reversal of the provision made in prior years.

12. COMMITMENTS AND CONTINGENT LIABILITIES

I. LONG-TERM PURCHASE CONTRACTS AND FINANCING COMMITMENTS

The companies customarily enter into long-term purchase contracts for certain items, principally chemical materials, ocean transport vessels, oil products, metals, and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large industrial companies and shipping firms. Long-term purchase contracts at fixed or basic purchase prices amounted to ¥2,909,153 million, ¥4,303,681 million and ¥3,132,966 million at September 30, 2006, 2007 and March 31, 2007, respectively. Scheduled deliveries are at various dates through 2025.

The companies had financing commitments totaling ¥8,531 million, ¥2,272 million September 30, 2006 and March 31, 2007 respectively , principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by their customers. There were no financing commitments at September 30, 2007.

II. GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at September 30, 2006, 2007 and March 31, 2007, respectively. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provision or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expiration year
September 30, 2006:
Type of guarantees:
Financial guarantees
Guarantees for third parties	¥12,737	¥69,676	¥82,413	¥20,058	¥96,710	¥1,112	2040
Guarantees for associated companies	19,788	41,728	61,516	6,228	71,148	1,008	2022
Guarantees to financial institutions for employees’ housing loans	—	10,331	10,331	—	10,331	—	2031

Total	¥32,525	¥121,735	¥154,260	¥26,286	¥178,189	¥2,120

Performance guarantees	¥8,714	¥21,754	¥30,468	¥5,290	¥30,468	¥283	2013

Market value guarantees
Obligation to repurchase bills of exchange	¥51,526	¥2,373	¥53,899	¥45,353	¥53,899	—	2008
Minimum purchase price guarantees	—	3,502	3,502	—	3,502	—	2013
Residual value guarantees of leased assets	3,733	3,193	6,926	—	6,926	—	2008

Total	¥55,259	¥9,068	¥64,327	¥45,353	¥64,327	—

Derivative instruments	¥26,717	¥20,264	¥46,981	¥—	¥46,981	¥4,350

September 30, 2007:
Type of guarantees:
Financial guarantees
Guarantees for third parties	¥9,608	¥58,287	¥67,895	¥16,819	¥73,154	¥1,613	2040
Guarantees for associated companies	36,780	49,026	85,806	5,695	88,808	510	2027
Guarantees to financial institutions for employees’ housing loans	—	8,567	8,567	—	8,567	—	2032

Total	¥46,388	¥115,880	¥162,268	¥22,514	¥170,529	¥2,123

Performance guarantees	¥5,387	¥15,074	¥20,461	¥4,872	¥20,461	¥332	2013

Market value guarantees
Obligation to repurchase bills of exchange	¥51,552	¥318	¥51,870	¥39,944	¥51,870	—	2010
Minimum purchase price guarantees	—	3,428	3,428	—	3,428	—	2013
Residual value guarantees of leased assets	3,143	—	3,143	—	3,143	—	2008

Total	¥54,695	¥3,746	¥58,441	¥39,944	¥58,441	—

Derivative instruments	¥22,149	¥50,893	¥73,042	—	¥73,042	¥2,491

March 31, 2007:
Type of guarantees:
Financial guarantees
Guarantees for third parties	¥12,405	¥77,761	¥90,166	¥18,688	¥116,559	¥4,769	2040
Guarantees for associated companies	24,301	42,783	67,084	6,852	86,617	668	2022
Guarantees to financial institutions for employees’ housing loans	—	9,408	9,408	—	9,408	—	2031

Total	¥36,706	¥129,952	¥166,658	¥25,540	¥212,584	¥5,437

Performance guarantees	¥9,533	¥15,464	¥24,997	¥5,045	¥24,997	¥414	2013

Market value guarantees
Obligation to repurchase bills of exchange	¥45,468	¥6,065	¥51,533	¥42,263	¥51,533	—	2009
Minimum purchase price guarantees	—	3,506	3,506	—	3,506	—	2013
Residual value guarantees of leased assets	—	3,195	3,195	—	3,195	—	2008

Total	¥45,468	¥12,766	¥58,234	¥42,263	¥58,234	—

Derivative instruments	¥30,109	¥10,434	¥40,543	—	¥40,543	¥2,396

(1) Financial guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.

Categories of financial guarantees are as follows:

Guarantees for third parties

The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities.

Guarantees for associated companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies.

Guarantees to financial institutions for employees’ housing loans

As a part of the benefits program for its employees, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.

At September 30, 2006, 2007 and March 31, 2007, the following table sets forth the major parties who have received the companies’ financial guarantees. The amounts shown below were calculated by offsetting the recourse provisions and collateral against outstanding balance of the guarantee provided to each guaranteed party.

Millions of Yen
September 30, 2006:
Guaranteed party:
SUMIC Nickel Netherlands	¥9,777
Nippon Asahan Aluminium	8,975
Pagardewa Project Finance	8,699
Petro21 Intertrade Company	6,513
Usinas Siderurgicas de Minas Gerais	5,983
KDDI	4,712
Stybarrow MV16	4,089
MRC SERVICOS FERROVIARIOS	3,520
Project Finance BLRE	3,491
ITM Investment Company	3,116
Others	69,099

Total	¥127,974

Millions of Yen
September 30, 2007:
Guaranteed party:
SUMIC Nickel Netherlands	¥12,068
Nippon Asahan Aluminium	7,371
Pagardewa Project Finance	6,624
Petro21 Intertrade Company	6,377
Stybarrow MV16	6,143
Mitsui Power Projects	5,274
ITM Investment Company	4,280
Usinas Siderurgicas de Minas Gerais	4,184
Thai Tap Water Supply Public Co., Ltd	4,048
Venus Railway Solutions (Pty) Ltd	3,798
Others	79,587

Total	¥139,754

Millions of Yen
March 31, 2007:
Guaranteed party:
SUMIC Nickel Netherlands	¥9,338
Nippon Asahan Aluminium	8,078
Pagardewa Project Finance	7,742
Mitsui Power Projects	7,204
Petro21 Intertrade Company	6,521
Usinas Siderurgicas de Minas Gerais	5,135
ITM Investment Company	4,378
Stybarrow MV16	4,265
Cameleer Shipping	4,057
Mitsui Oil (Asia)	3,766
Others	80,634

Total	¥141,118

(2) Performance guarantees

Main items of performance guarantees are contractual guarantees of Toyo Engineering Corporation regarding plant construction contracts executed under the name of the guaranteed party in the Middle East and other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages.

(3) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer failed to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.

Minimum purchase price guarantees

The companies provide marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the companies issue market value guarantees of the aircraft for certain customers.

Residual value guarantees of leased assets

As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of the leased aircraft and ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed price.

(4) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under FIN No. 45 when it is probable that the counterparties of such derivative contracts have underlying assets or liabilities.

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

The derivative contracts which permit or require net settlement do not meet the definition of a guarantee under FIN No. 45 if the guarantor has no basis for concluding that it is probable that the guaranteed party has underlying assets or liabilities.

The companies have written put options as a part of their various derivative transactions related to energy and non-ferrous metals. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5) Indemnification contracts

Indemnification issued through corporate reorganization

The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities and the terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. There were no liabilities at September 30, 2006 , 2007 , and March 31, 2007 where the companies’ obligations are probable and estimable.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls apportioned among the non-defaulting members in the prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.

(6) Product warranties

Certain subsidiaries provide product warranties, in relation to their sales of assets, including machinery and equipment and residential houses, for the performance of such products during specified warranty periods, and they are responsible for mending or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

At the year ended March 31, 2007, Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, decided to exit from its business due to the downturn of the business environment caused by declining demand. The company appropriated the provision for the future maintenance service, because it guarantees the periodical inspection and repair service for a certain period after the completion.

A tabular reconciliation of changes in such liabilities for the product warranties for the six-month period ended September 30, 2006, 2007 and the year ended March 31, 2007 is as follows:

	Millions of Yen
	Six-Month Period ended September 30, 2006	Six-Month Period ended September 30, 2007	Year ended March 31, 2007
Balance at beginning of year	¥2,450	¥8,089	¥2,450
Payments made in cash or in kind	(363)	(1,145)	(775)
Accrual for warranties issued during the year	6,376	1,727	6,754
Changes in accrual related to pre-existing warranties	(214)	(437)	(340)

Balance at end of year	¥8,249	¥8,234	¥8,089

III. LITIGATION

Various claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

IV. OTHERS

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the North West Shelf LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. On June 30, 2006 and June 29, 2007, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the year ended March 31, 2000 and March 31, 2001, respectively. Based on the notice of assessment, the taxable incomes were corrected by ¥4,863 million and ¥8,224 million for each year, and the additional liabilities for income taxes were ¥2,375 million and ¥3,686 million. The Company has paid the additional taxes. The Company disagrees with the assessment and registered its protest, and in addition, lodged an application for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation. The Company believes that it is probable that double taxation will be avoided by the mutual agreement procedure, and the amount of the correction for the year ended March 31, 2000 and March 31, 2001, and the final correction and tax liabilities for the year ended March 31, 2002 or later, if any, will be affected by the result of the mutual agreement procedure, but the mutual agreement procedure has not been agreed yet. As to the impact of this matter, for the six-month period ended September 30, 2006, the payment based on the assessment received during the period was reflected in the financial statement. For the six-month period ended September 30, 2007, the estimated tax liabilities based on FIN48 was reflected in the financial statement. And for the year ended March 31, 2007, the payment based on the assessment received during the period was reflected in the financial statement.

13. VARIABLE INTEREST ENTITIES

The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery & Infrastructure Projects, Energy and Logistics & Financial Markets Segments.

The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described as follows (excluding VIEs of which the companies also hold a majority voting interest): As lessees in operating lease contracts concluded with lessors that have been established for those lease contracts in Europe and Latin America, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessors of the leased vessels are VIEs and the companies have consolidated the lessors as the primary beneficiary. Total assets of the lessors as of September 30, 2006, 2007 and March 31, 2007 were ¥20,542 million, ¥19,636 million and ¥20,258 million, respectively.

A portion of the leased assets, which are consolidated, is collateral for the VIE’s obligations. The carrying amounts of those assets as of September 30, 2006, 2007 and March 31, 2007 were ¥6,148 million, ¥5,590 million and ¥5,869 million, respectively, and were classified as property leased to others—at cost, less accumulated depreciation in the Consolidated Balance Sheets.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees.

The companies also hold beneficial interest, without voting rights of VIEs whose operation is investment management for September 30, 2006, beneficial interest and senior investment securities, both without voting rights of VIEs whose operations are investment management and real-estate development for September 30, 2007, and beneficial interest, without voting rights of VIEs whose operation is investment management, for March 31, 2007, and have consolidated the VIEs as the primary beneficiary. Total assets of the VIEs as of September 30, 2006, 2007 and March 31, 2007 were ¥12,923 million, ¥28,244 and ¥14,916 million, respectively.

The creditors of beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies.

In addition, the VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and liquefied natural gas (“LNG”) producing plants and equipment or to finance subordinated debt by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East and Southeast Asia in the form of leases and loans. Total assets of the VIEs as of September 30, 2006, 2007 and March 31, 2007 were ¥1,118,206 million, ¥1,434,068 million and ¥1,417,841 million, respectively, and the maximum exposure to loss as a result of the companies’ involvement with the VIEs as of September 30, 2006, 2007 and March 31, 2007 were ¥90,642 million, ¥111,317 million and ¥119,434 million, respectively.

The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to exceed greatly the anticipated loss.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments and forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.

Foreign currency exchange rate risk hedging activities

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to hedge the foreign currency exposure in the net investment in a foreign operation.

Interest rate risk hedging activities

The companies use interest rate swap agreements and interest rate and currency swap agreements to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.

Commodity price risk hedging activities

The companies use derivative instruments, such as commodity future, forward, option and swap contracts, to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions in marketable commodities, such as non-ferrous metals, crude oil and agricultural products.

Risk management policy

The companies have strictly segregated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by affirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items.

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the six-month periods ended September 30, 2006, 2007 and for the year ended March 31, 2007.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the six-month periods ended September 30, 2006, 2007 and for the year ended March 31, 2007.

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the six-month periods ended September 30, 2006, 2007 and for the year ended March 31, 2007.

The estimated net amount of the existing gains or losses in accumulated other comprehensive income at September 30, 2007 that is expected to be reclassified into earnings within the next 12 months is a net profit of ¥8,515 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 33 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within other comprehensive income to the extent it is effective as a hedge. For the six-month period ended September 30, 2006, 2007 and the year ended March 31, 2007, the net amount of gains or losses included in the foreign currency translation adjustments are net losses of ¥2,621 million, ¥1,889 million and ¥2,818 million, respectively.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back offices and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

15. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” the companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

Current financial assets other than marketable securities and current financial liabilities

The carrying amount is believed to approximate the fair value of the majority of these instruments because of their short maturities.

Marketable securities and other investments

See Note 4, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.”

Non-current receivables and advances to associated companies

The fair values of non-current receivables, including fixed rate, long-term loans receivable, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities. It is believed that the carrying amounts of loans with floating rates approximate the fair value.

Long-term debt

The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Financial guarantees and financing commitments

The fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings.

The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.

Currency and interest rate swap agreements

The fair values of currency and interest rate swap agreements are estimated by discounted cash flow analysis, using rates currently available for similar types of swap agreements at the reporting date. Currency swap agreements include certain derivatives with both foreign exchange and interest rate exposures. Fair values of those agreements consist of foreign exchange and interest rate factors.

Foreign exchange forward contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

The estimated fair values of certain financial instruments and derivative financial instruments at September 30, 2006, 2007 and March 31, 2007 were as follows:

	Millions of Yen
	Six-Month Period Ended September 30, 2006		Six-Month Period Ended September 30, 2007		Year Ended March 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than Derivative Financial Instruments) :
Current financial assets other than marketable securities	¥3,742,990	¥3,742,990	¥3,957,701	¥3,957,701	¥3,982,150	¥3,982,150
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	699,576	699,841	400,327	401,199	719,369	719,701

Financial Liabilities (other than Derivative Financial Instruments) :
Current financial liabilities	(3,297,520)	(3,297,520)	(2,968,377)	(2,968,377)	(3,073,053)	(3,073,053)
Long-term debt (including current maturities)	(3,231,927)	(3,319,150)	(3,459,484)	(3,497,699)	(3,444,437)	(3,514,347)

Derivative Financial Instruments (Assets):
Interest rate swap agreements	8,519	8,519	2,322	2,322	3,773	3,773
Currency swap agreements	3,666	3,666	16,415	16,415	649	649
Foreign exchange forward contracts	50,541	50,541	61,366	61,366	55,004	55,044

Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(9,088)	(9,088)	(8,316)	(8,316)	(7,806)	(7,806)
Currency swap agreements	(20,878)	(20,878)	(11,465)	(11,465)	(11,501)	(11,501)
Foreign exchange forward contracts	(12,695)	(12,695)	(12,334)	(12,334)	(10,980)	(10,980)

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers which reduce concentrations of credit risks. The companies deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any losses as a result of counterparty default on financial instruments. Credit risk is managed through credit line approval by management and by periodically monitoring the counterparties.

16. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	Six-Month Period Ended September 30, 2006	Six-Month Period Ended September 30, 2007	Year Ended March 31, 2007
Cash paid during the period for:
Interest	¥42,655	¥56,335	¥96,208
Income taxes	64,858	99,976	99,115
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees
Fair market value of shares received	2,223	381	3,987
Cost of shares surrendered	789	41	1,179
Investment in kind of the investment in associated company which is real estate substantially	—	15,973	—
Common stock issued upon conversion of bonds	62	26,366	54,806
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	34,676	116,531	444,032
Fair value of liabilities assumed	8,598	61,364	277,691
Acquisition costs of subsidiaries	26,078	55,167	166,341
Pre-acquisition carrying amount of equity method investment	—	—	107,892
Cash acquired	1,833	2,951	46,975
Acquisitions of subsidiaries, net of cash acquired	24,245	52,216	11,474
Accounts payable of marketable securities	114,977	—	—

17. SUBSEQUENT EVENT

On November 2, 2007, the Board of Directors approved the payment of an interim cash dividend to shareholders of record on September 30, 2007 of ¥23 per share or a total of ¥41,734 million.

(Translation)

CERTIFICATION

Based on my knowledge, I hereby certify regarding the Semi-Annual Securities Report with respect to the six-month operating results of the Company ended September 30, 2007 that:

1.	The Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Report;

2.	The financial statements and other financial information included in the Report fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in the Report; and

3.	As of September 30, 2007, the Company’s disclosure controls and procedures that are designed to ensure that information required to be disclosed in semi-annual securities reports is recorded, processed and reported within the specified time periods, including internal reporting to the management, were effective.

Date: December 3, 2007

By	/s/ Shoei Utsuda /seal/
Shoei Utsuda
President and Chief Executive Officer